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October 22, 2010

VIA EDGAR

Mark Webb, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Room 4707, Mail Stop 4720
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549

Re:	Minden Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-169458

Dear Mr. Webb:

Attached for filing on behalf of Minden Bancorp, Inc. (the "Registrant") is a complete copy of Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1 previously filed by the Registrant.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the "Comment Letter"), dated October 14, 2010, addressed to Jack E. Byrd, Jr., President and Chief Executive Officer of the Registrant.  For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of the Staff's comments from the Comment Letter.  The prospectus also reflects revised disclosure in response to legal comments received by telephone from the Office of Thrift Supervision on Minden Mutual Holding Company’s Application for Conversion on Form AC.  Page references in the responses are to pages in the marked prospectus.

Offering Prospectus Cover Page

1.
After the first reference to the registrant's full name, please use "new Minden Bancorp," which you seem to do consistently after the risk factor section. Please use Minden Bancorp consistently for the current mid-tier company.

Mark Webb
U.S. Securities and Exchange Commission
October 22, 2010

The prospectus has been revised throughout to consistently refer to the Registrant as “new Minden Bancorp” to distinguish it from the existing Minden Bancorp.

2.
Please revise the first paragraph to more simply explain that new Minden Bancorp is offering these shares, without reference to Minden Bancorp. Consider addressing the exchange later on the cover, in abbreviated fashion, since this is not the cover for the exchange prospectus.

The first paragraph of the prospectus has been revised as requested.

Minden Bancorp, Inc. (New), page 1

3.	Please clarify here and at other similar references that the exchange ratios are 1.38 and 1.87 shares of new Minden Bancorp stock for each share of Minden Bancorp stock.

The language on page 1 as well as elsewhere in the prospectus with respect to the share exchange has been clarified as requested.

4.	In the third sentence it appears that you should be referring to new Minden Bancorp. Please revise or advise.

The third sentence has been revised as requested to clarify that the reference is to new Minden Bancorp.

How We Determined the Offering Range...., page 6

5.
Please explain that RP Financial has estimated the market value of the offering to be $13 million, and that under OTS regulations, the minimum of the offering range is 15% below the estimated market value and the maximum is l5% above the estimated market value. Note also on page 115.

The disclosure on pages 6 and 118 has been revised as requested.

6.	Please consider moving the table on page 7 and page 9 to the body of the text. This is not the type of information normally included in a summary. Include descriptive cross-references at this heading.

The disclosure in “Summary - How We Determined the Offering Range and the Exchange Ratio” has been revised as requested. The table previously included in this section has been moved to page 117. In addition, the section “Summary-After-Market Performance Information” has been moved to the section “The Conversion and Offering” on pages 120 and 121 and re-titled “After-Market Performance of Second-Step Conversion Offerings.”

Mark Webb
U.S. Securities and Exchange Commission
October 22, 2010

7.	Prominently disclose at this heading that as of August 26, six of the nine referenced offerings were trading at less than the initial offering price.

In both of the aforementioned sections referenced in the response to Comment No. 6, it is clearly disclosed that as of August 26, 2010, six of the nine second-step offerings referenced were trading at less than their initial offering price (see pages 8 and 120).

The Exchange of Minden Bancorp Common Stock, page 4

8.	In the table, please include a column that displays the equivalent pro forma book value per exchanged share.

The table has been revised as requested both on page 4 as well as on page 110.

9.	Please delete the column showing the value of received stock based on the $10 offering price since purchasers may conclude that this has some bearing on trading value after the offering.

The column has been deleted as requested from the tables presented on pages 4 and 110.

Conditions to Completion of the Conversion, page 6

10.	The last sentence is confusing; please delete it.

The referenced sentence has been deleted.

Benefits to Management...., page 13

11.
The benefits described do not seem to warrant the lengthy summary discussion currently provided. Please limit this text to an overall summary of the situation and reference the reader to more complete disclosure in the body of the text.

The disclosure has been streamlined and certain of the tables included in the section “Summary - Benefits to Management from the Conversion and Offering” have been moved to “Management-Stock Benefit Plans” on pages 101 to 104.

Market for the common stock, page 31

12.
Please clarify that the market price of shares issued in this offering will be different than prior shares of Minden Bancorp. At "Market for the Common Stock,” on page 31, please note in the first paragraph that the shares of common stock of Minden Bancorp and new Minden Bancorp represent difference economic interests, will reflect different financial results, and therefore it is expected that the market price of the two securities will be different.

Mark Webb
U.S. Securities and Exchange Commission
October 22, 2010

The disclosure on page 33 has been revised as requested to clarify that the market prices of shares of common stock of new Minden Bancorp will be different for the reasons set forth therein from those of the shares of common stock of existing Minden Bancorp.

Regulatory Capital Requirements, page 32

13.	Please provide a note to the tabular presentation to indicate the computation of GAAP Capital.

A new footnote 2 has been added to the table on page 34 to disclose generally the method of computation of GAAP capital as well as indicating how it differs from the method of computation of Tier 1 leverage capital.

14.	Please expand note 1 to the tabular presentation to indicate the amount of adjusted total assets and the amount of risk-weighted assets.

Footnote 1 to the table on page 34 has been revised as requested.

Pro Forma, Data, pages 34-38

15.
We note that you state that no withdrawals were made from MBL Bank's deposit accounts for the purchase of shares in the offering.  Please revise the disclosure to state that since funds on deposit at MBL may be withdrawn to purchase shares of common stock; those funds will not result in the receipt of new funds for investment. Therefore, the pro forma tables do not reflect withdrawals from deposit accounts.

The disclosure in the eighth bullet on page 36 in “Pro Forma Data” has been revised as requested.

16.	Please revise the amount of pro forma net income per share for the year ended December 31, 2009 to reflect the related component amounts for all offering levels.

The pro forma net income and net income per share amounts for the year ended December 31, 2009 presented on page 39 have been revised.

17.	Please expand note 2 to the tabular presentation to state that shares granted under the recognition and retention plan are expected to vest over a 5 year period.

Additional disclosure has been added to footnote 2 on page 40 to state that in calculating the pro forma effect of the restricted stock awards assumed to be granted, it is assumed the awards vest pro rata over five years.

Mark Webb
U.S. Securities and Exchange Commission
October 22, 2010

18.	Please expand note 4 to the tabular presentation to provide the calculation of estimated pro forma state shares and franchise tax for all offering levels.

Footnote 4 on page 40 has been revised as requested to describe briefly the calculation of the Louisiana Shares Tax.

19.	Please expand note 5 to the tabular presentation to provide the calculation of pro forma stock option expense for all offering levels.

Footnote 5 on page 40 has been revised as requested to provide the calculation of the pro forma stock option expense at all levels of the offering.

Alternate Prospectus Materials

20.	Please reflect the prior comments, as warranted, in the alternate prospectus materials.

The proxy statement/prospectus has been revised to be consistent with the changes to the prospectus.

Questions and Answers, page 2

21.
In light of your plans to contribute only half the proceeds of the capital raise to the bank, please revise the reasons for the conversion on page 2 to reflect more accurately the reasons for the transaction.

The disclosure on page 5 of the prospectus has been modified in light of the staff’s comment. However, we note that the typical percentage of the net proceeds of full conversion and second step conversion offerings that is infused as a capital contribution to the insured depository institution subsidiary is 50%. On occasion, the Office of Thrift Supervision or the Federal Deposit Insurance Corporation, as applicable, has directed a higher percentage be contributed but this is the exception rather than the norm. As a result of the offering, MBL Bank’s capital will be substantially increased with the infusion of 50% of the net proceeds which will enable it to, among other things, expand its lending activities as described in the prospectus. We believe the disclosure of the reasons for the conversion, including the enhancement of MBL Bank’s capital which will permit it to expand its lending activities, is accurate.

Exhibit 8.1

22.	Please note that you will need to file an opinion, rather than a form of opinion, prior to effectiveness.

The executed tax opinion of this firm is filed as Exhibit 8.1 to the Amendment.

Mark Webb
U.S. Securities and Exchange Commission
October 22, 2010

* * *

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We trust that the enclosed responds sufficiently to the Staff's comments as set forth in the Comment Letter.  Please do not hesitate to call me at 202-719-1817 if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the Staff's cooperation is greatly appreciated.

Very truly yours,

/s/ Philip R. Bevan
Philip R. Bevan

cc:           David Lyon, Division of Corporation Finance
Christine Harley
Hugh West
Jack E. Byrd, Jr.
Raymond A. Tiernan, Esq.